Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163430
PROSPECTUS SUPPLEMENT NO. 1
Dated January 5, 2010
(to Prospectus dated December 23, 2009)
6,255,313 Shares
Alon USA Energy, Inc.
Common Stock

     This Prospectus Supplement No. 1 relates to the offer and resale from time to time of up to 6,255,313 shares of our common stock by the selling stockholder and supplements our Prospectus dated December 23, 2009 (the “Prospectus”). You should read this Prospectus Supplement No. 1 together with the Prospectus.
     Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 5, 2010.
     The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus.
     Investing in our common stock involves certain risks. See the “Risk Factors” section beginning on page 1 of the Prospectus.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is January 5, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): December 31, 2009
ALON USA ENERGY, INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-32567	74-2966572
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251
(Address of Principal Executive Offices) (Zip Code)
Registrant’s telephone number, including area code: (972) 367-3600

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.
     On December 31, 2009, Alon USA Energy, Inc. (the “Company”), two of the Company’s subsidiaries, Alon Refining Louisiana, Inc. (“Alon Louisiana”) and Alon Louisiana Holdings, Inc. (“Alon Holdings”), and Alon Israel Oil Company, Ltd. (“Alon Israel”), the majority stockholder of the Company, entered into an amendment (the “First Amendment”) to the Amended and Restated Stockholders Agreement between Alon Louisiana, Alon Holdings, Alon Israel and the Company, dated March 31, 2009 (the “Stockholders Agreement”).
     The First Amendment relates to the exchange of Series A Preferred Stock (the “Preferred Stock”) of Alon Louisiana for the Company’s common stock and provides for the acceleration of the mandatory exchange of the Preferred Stock for shares of the Company’s common stock from July 3, 2011 to December 31, 2009.
     A copy of the First Amendment is attached as Exhibit 10.1, and is incorporated herein by reference. The description of the First Amendment contained herein is qualified in its entirety by reference to the full text thereof.
Item 8.01. Other Events.
     On January 4, 2010, the Company issued a press release announcing the amendment to the Stockholders Agreement and the issuance of 7,351,051 shares of Alon common stock in exchange for the Preferred Stock.
     A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.
Item 9.01. Financial Statement and Exhibits.
     (d) Exhibits.

Exhibit
Number	Description

10.1	First Amendment to Amended and Restated Stockholders Agreement dated as of December 31, 2009, by and among Alon USA Energy, Inc., Alon Refining Louisiana, Inc., Alon Louisiana Holdings, Inc. and Alon Israel Oil Company, Ltd.

99.1	Press Release dated January 4, 2010.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALON USA ENERGY, INC.
/s/ Harlin R. Dean
Harlin R. Dean
Senior Vice President, General Counsel and Secretary

Date: January 5, 2010

INDEX TO EXHIBITS

Exhibit
Number	Description

10.1	First Amendment to Amended and Restated Stockholders Agreement dated as of December 31, 2009, by and among Alon USA Energy, Inc., Alon Refining Louisiana, Inc., Alon Louisiana Holdings, Inc. and Alon Israel Oil Company, Ltd.

99.1	Press Release dated January 4, 2010.

Exhibit 10.1
FIRST AMENDMENT
TO
AMENDED AND RESTATED STOCKHOLDERS AGREEMENT
     THIS FIRST AMENDMENT TO AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this “Amendment”) is made as of the 31st day of December, 2009, by and among Alon USA Energy, Inc., a Delaware corporation (“Alon USA”), Alon Refining Louisiana, Inc., a Delaware corporation (the “Company”), Alon Louisiana Holdings, Inc., a Delaware corporation (“Alon LA”), and Alon Israel Oil Company, Ltd., an Israeli limited liability company (“Alon Israel” and, together with Alon LA, the “Stockholders”).
RECITALS:
     A. On July 3, 2008, Alon Israel purchased 80,000 shares of the Company’s Series A Preferred Stock, par value $1,000.00 per share (the “Purchased Preferred Shares”), pursuant to that certain Series A Stock Purchase Agreement dated as of July 3, 2008 by and between the Company and Alon Israel (the “Original Purchase Agreement”);
     B. In connection with the Original Purchase Agreement, the parties hereto entered into a Stockholders Agreement (the “Original Stockholders Agreement”), dated as of July 3, 2008, to govern the terms on which the securities of the Company will be held and transferred, which Original Stockholders Agreement was amended and restated pursuant to an Amended and Restated Stockholders Agreement entered into by the parties hereto as of March 31, 2009 (the “Amended Stockholders Agreement”);
     C. Section 2.3 of the Amended Stockholders Agreement provides for the exchange of the Purchased Preferred Shares, and of other shares of Preferred Stock that may be subject to the Amended Stockholders Agreement, for shares of Alon Common Stock under certain circumstances; and
     D. The parties hereto desire to amend the terms of Section 2.3 of the Amended Stockholders Agreement solely to the extent related to the Purchased Preferred Shares as hereinafter provided.
AGREEMENT:
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:
1. Definitions.
     1.1 Definitions Generally. Capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Amended Stockholders Agreement.
     1.2 Amendment to Certain Defined Terms. The following Defined Term set forth in Section 1.3 of the Amended Stockholders Agreement is hereby amended and restated in its entirety as set forth below.

     “Original Preferred Shares” means the 80,000 Purchased Preferred Shares and all shares of Preferred Stock that may be issued upon an exercise of the L/C Option with respect to the Original Letters of Credit.
     1.3 New Defined Term. Section 1.3 of the Amended Stockholders Agreement is hereby amended to add the following defined term in appropriate alphabetical order:
     “Purchased Preferred Shares” means the 80,000 shares of Preferred Stock issued pursuant to the Original Purchase Agreement.
2. Purchased Preferred Shares Share Exchange.
     2.1 Section 2.3(d) of the Amended Stockholders Agreement is hereby amended to correct the reference to “July 1, 2011” in the second line of such Section to “July 3, 2011”.
     2.2 Section 2.3 of the Amended Stockholders Agreement is hereby amended by adding the following new paragraph 2.3(j) thereto:
          (j) The parties agree that Alon USA and Alon Israel and/or any of its Permitted Transferees shall accelerate the consummation of the Share Exchange contemplated by Section 2.3(d) with respect to the all of the Purchased Preferred Shares (the “Purchased Preferred Shares Share Exchange”) to occur on December 31, 2009 (the “Purchased Preferred Shares Share Exchange Date”). On the Purchased Preferred Shares Share Exchange Date, Alon USA shall issue and deliver to Alon Israel and/or any of its Permitted Transferees in exchange for the all of the Purchased Preferred Shares (all of which shares shall be transferred and delivered to Alon USA free and clear of any lien, claim, judgment, charge, mortgage, security interest, escrow, equity or other encumbrance), 7,351,051 duly authorized, fully paid and nonassessable whole shares of Alon Common Stock (the “Alon Exchange Shares”), representing the aggregate number of shares of Alon Common Stock issuable on the Mandatory Exchange Date as determined by dividing (x) the sum of (A) the aggregate Par Value of the Purchased Preferred Shares, and (B) the aggregate Series A Dividends accruing on the Purchased Preferred Shares during the period from the date of issuance of the Purchased Preferred Shares through July 3, 2011, by (y) the Original Preferred Alon Share Price (rounded to the nearest whole share).
3. Miscellaneous Provisions.
     3.1 Effect on Amended and Restated Stockholders Agreement. Except as specifically amended hereby, the terms and provisions of the Amended Stockholders Agreement are, in all other respects, ratified and confirmed and remain in full force and effect. No reference to this Amendment need be made in any notice, writing, or other communication relating to the Amended Stockholders Agreement, any such reference to the Amended Stockholders Agreement to be deemed a reference thereto as amended by this Amendment. All references to the Amended Stockholders Agreement in any document, instrument, or agreement executed in connection with the Amended Stockholders Agreement, this Amendment or any transactions contemplated thereby or hereby will be deemed to refer to the Amended Stockholders Agreement as amended hereby.

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     3.2 Successors and Assigns. The terms and conditions of this Amendment shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Amendment, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Amendment, except as expressly provided in this Amendment.
     3.3 Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.
     3.4 Counterparts; Facsimile. This Amendment may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     3.5 Titles and Subtitles. The titles and subtitles used in this Amendment are used for convenience only and are not to be considered in construing or interpreting this Amendment.
     3.6 Entire Agreement. This Amendment constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.
     3.7 Further Assurances. From and after the date of this Amendment, upon the request of either Stockholder or the Company, the Company and each Stockholder shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Amendment and the transactions contemplated hereby.
[Signature Page Follows]

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     IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Amendment and Restated Stockholders Agreement to be duly executed as of the date first set forth above.

ALON USA ENERGY, INC.

By:	/s/ Jeff D. Morris
Name:	Jeff D. Morris
Title:	President and CEO

ALON REFINING LOUISIANA, INC.

By:	/s/ Jeff D. Morris
Name:	Jeff D. Morris
Title:	President and CEO

STOCKHOLDERS:

ALON LOUISIANA HOLDINGS, INC.

By:	/s/ Jeff D. Morris
Name:	Jeff D. Morris
Title:	President and CEO

ALON ISRAEL OIL COMPANY, LTD.

By:	/s/ David Wiessman
Name:	David Wiessman
Title:	President

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Exhibit 99.1

NEWS RELEASE

Contacts:	Claire A. Hart, Senior Vice President
Alon USA Energy, Inc.
972-367-3649
FOR IMMEDIATE RELEASE

Investors: Jack Lascar/Sheila Stuewe
DRG&E / 713-529-6600
Media: Blake Lewis
Lewis Public Relations
214-635-3020
Ruth Sheetrit
SMG Public Relations
011-972-547-555551
Alon USA Announces Issuance of Common Stock
in Exchange for Subsidiary Preferred Stock
          DALLAS, TEXAS, January 4, 2010 — Alon USA Energy, Inc. (NYSE: ALJ) (“Alon”) today announced that it has issued 7,351,051 shares of its common stock in exchange for all of the outstanding shares of preferred stock of its subsidiary, Alon Refining Louisiana, Inc. (“Alon Louisiana”). Alon Louisiana issued the preferred stock to Alon’s majority stockholder, Alon Israel Oil Company, Ltd. (“Alon Israel”), in 2008 to finance a portion of the purchase price for the Krotz Springs refinery.
          Under the terms of a stockholders agreement among Alon, Alon Louisiana and Alon Israel, the preferred stock was required to be exchanged for shares of Alon common stock on July 3, 2011 if not previously exchanged as provided in the stockholders agreement. Pursuant to an amendment to the stockholders agreement, the mandatory exchange was accelerated to December 31, 2009.
          The 7,351,051 shares of common stock issued by Alon to Alon Israel in exchange for the Alon Louisiana preferred stock represent (a) the $80,000,000 par value of the preferred stock plus the amount of dividends accruing thereon through July 3, 2011, divided by (b) the $14.39 per share value for Alon common stock established for purposes of the exchange pursuant to the terms of the stockholders agreement.
          As a result of the exchange, the number of outstanding shares of Alon’s common stock has increased from 46,819,862 to 54,170,913 and Alon Israel’s percentage ownership of Alon’s outstanding common stock has increased from 72.26% to 76.02%.
          Alon USA Energy, Inc., headquartered in Dallas, Texas, is an independent refiner and marketer of petroleum products, operating primarily in the South Central, Southwestern and Western regions of the United States. The Company owns four crude oil refineries in Texas, California, Louisiana and Oregon, with an aggregate crude oil throughput capacity of approximately 250,000 barrels per day. Alon markets gasoline and diesel products under the FINA brand name and is a leading producer of asphalt. Alon also operates more than 300 convenience stores primarily in West Texas and New Mexico substantially under the 7-Eleven and FINA brand names and supplies motor fuels to these stores primarily from its Big Spring refinery. In addition, Alon markets under the FINA branded name to approximately 700 additional locations.
          Any statements in this press release that are not statements of historical fact are forward-looking statements. Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows. Additional information regarding these and other risks is contained in our filings with the Securities and Exchange Commission.